UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November and December, 2005

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

Nov 15, 2005	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR PURCHASES 50% OF THE ELDORADO URANIUM MINE MINERAL LEASES IN THE PORT RADIUM URANIUM BELT

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has agreed to purchase a 50% interest in 106.52 hectares (263.22 acres) called the Eldorado Uranium Mine Mineral Leases located on Labine Point at Port Radium in the Northwest Territories from South Malartic Explortation Inc. (TSX-MSU).

PURCHASE AGREEMENT- THE ELDORADO URANIUM MINE- LEASE CLAIMS

Alberta Star has agreed to purchase a 50% interest in three mineral leases, the Eldorado uranium leases (263.22 acres), by paying $20,000 and receiving all available property and historical data of the Eldorado Mine in South Malartic Exploration Inc’ s possession, which include all property reports, maps, historical uranium production records, uranium assay reports pertaining to the Eldorado uranium leases which were formally owned by Eldorado Mining and Refining Ltd., a former federal crown company from 1944 to 1960.

THE ELDORADO URANIUM MINE- LEASE CLAIMS

The Eldorado uranium lease claims consists of three contiguous leases located on Labine Point, at Port Radium on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife, and consists of 106.52 hectares (263.22 acres).   The Eldorado uranium leases are located on Labine Point, in the Port Radium Uranium Belt, a major system of shear and faults that branch from the Eldorado shear zone and Cameron Bay fault has formed the locus for the pitchblende deposits. The pitchblende deposits occur in a system of vein-filled fractures and shear zones that trend northeast along Labine point. The Eldorado mine formerly mined and produced 15 million pounds of high grade uranium and 8 million ounces of silver plus, copper, nickel, radium, lead and polonium at Port Radium commencing in 1933. During this time, the Canadian Federal government was in charge of all mining operations and policies, including security related matters and negotiations with uranium buyers.  The Eldorado mine has about 25 miles of existing underground workings developed on fourteen levels. The Eldorado Uranium mine was one of Canada’s principal producers of uranium pitchblende concentrates during the 1930’s and 1960’s.

Alberta Star’s President and CEO, Tim Coupland commented that, “this is a another significant property acquisition and milestone for Alberta Star, which has now acquired a 50% ownership in the three Eldorado uranium mine mineral leases, located and secured all of the necessary historical uranium production records, mine production records, maps and detailed assays reports avilable from the Eldorado uranium mine located at Port Radium”. The current spot price for uranium is $33.50 US per pound as of November 15, 2005.  Alberta Star continues to aggressively identify and amass a significant inventory of past producing poly-metallic IOCG and uranium properties with historical resources and uranium drill data and advanced stage datasets in Canada’s Northwest Territories.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman,

Alberta Star’s in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

 Dr. H. Mumin Ph.D., P.Eng is the qualified person for the Glacier Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

Nov 21, 2005	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR PURCHASES THE NORTH CONTACT LAKE IRON OXIDE, COPPER, GOLD, SILVER AND URANIUM CLAIMS IN THE PORT RADIUM URANIUM BELT

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has agreed to purchase a 100% interest in eleven mineral claims comprised of 6200.74 hectares (15,322.96 acres) called the North Contact Lake mineral properties located in the Northwest Territories, from three individuals.

PURCHASE AGREEMENT-NORTH CONTACT LAKE MINERAL CLAIMS

Alberta Star has agreed to purchase a 100% interest in eleven mineral claims, subject to a 2% net smelter returns royalty (“NSR”), by paying $75,000 and issuing 250,000 shares, conditional on TSX Venture Exchange acceptance for filing. Alberta Star may purchase one-half of the NSR for a one time payment of 1 million dollars.

THE NORTH CONTACT LAKE “IRON OXIDE COPPER/ GOLD/ SILVER AND URANIUM CLAIMS”

The North Contact Lake claim block consists of eleven contiguous claims located at Contact Lake on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife, and consists of 6200.74 hectares (15,322.26 acres). This acquisition increases the size of the Contact Lake project to 41,519.98 acres. This newest property acquisition is the northeastern extension of the Contact lake project and includes the Contact Lake-Echo Bay Stato-volcanic complex that has hundreds of known or recorded, copper, gold, silver, nickel cobalt, REE, and high grade uranium occurrences identified in Proterozoic rocks. The North Contact Lake claim- block and surrounding area covers extensive alteration zones including large intensely altered gossans that can be traced for over 1 kilometer in length and over 200 meters in width.

Alberta Star’s President and CEO, Tim Coupland commented that “Alberta Star is continuing to systematically increase its land ownership in this mineral rich region. Our geological team of experts has worked exhaustively identifying, reviewing and acquiring all properties with historical datasets and mine production records that are available for area. Alberta Star still remains the only mineral exploration company that has completed the rigorous permitting process that includes new strictly enforced environmental safety standards for diamond drilling in the Sahtu Land settlement region. Alberta Star completed and received its drill permitting approvals while simultaneously acquiring a large strategic land package of advanced stage poly-metallic uranium projects in one of Canada’s historically important iron oxide, copper, gold, silver cobalt and uranium mineral districts prior to the rapid rise of base and precious metals and more specifically uranium metal prices. The current spot price for uranium is now $33.95 US.

This timing proved to be critical in providing Alberta Star with the competitive edge in acquiring its contiguous land package in this mineral rich region. Alberta Star is now, the first Canadian mineral exploration company in 75 years to successfully stake and control one entirely contiguous land package in this region for mineral exploration. Alberta Star’s current property ownership now extends from north of Port Radium to the southern extension of Contact Lake.  Alberta Star continues to aggressively identify and amass a significant inventory of large contiguous advanced stage previously explored and former past producing poly-metallic uranium properties with historical resources and uranium drill data and complete advanced stage datasets in Canada’s Northwest Territories”.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

Nov 23, 2005	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR COMPLETES AND FORMALLY SUBMITS A DOMINION OF CANADA LAND SURVEY FOR CONTACT LAKE

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has now formally submitted and filed its legal plan of survey and application for lease, and notice of lease for the Contact lake mineral properties to the Government of Canada Mine Recorders office. The survey to lease was performed in accordance with Canadian Mining Regulations by Sub-Arctic Surveys Ltd. of Yellowknife, NT.  The total lease claim survey area completed consists of 1801.83 hectares (4,452.37 acres) and includes the Company’s Contact Lake Mine site. The Contact Lake Mine is situated within the survey area and is a former past producer of silver and high grade uranium. The Contact Lake mine formerly produced 627,000 ounces of silver and 6,933 pounds of uranium between 1934 and 1979.

CONTACT LAKE IRON OXIDE COPPER/ GOLD/ SILVER URANIUM PROJECT-LEASE CLAIMS

The Contact Lake lease claims consists of five contiguous  claims located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife, and consists of 1,801.83 hectares (4,452.37 acres). The total size of the Contact Lake project is now 41,519.98 acres.  The Contact Lake claims are located 5 kilometers from two past producing silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine that produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from past mineral production records from the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines which now currently form part of Alberta Star’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region which includes six former past producing silver and uranium mines with complete historical production records in its possession. The Contact Lake Mineral Belt is approximately 15 kilometers long and is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions anywhere in the world. The current spot price for uranium is now $34.00 US as of November 23, 2005.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

Dec 12, 2005	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR IDENTIFIES AND OUTLINES 5 NEW IRON OXIDE COPPER, GOLD, SILVER AND URANIUM DRILL TARGETS AT CONTACT LAKE

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce that the company has identified and outlined several significant new iron oxide copper, gold (IOCG) poly-metallic exploration drill targets from its recently completed geophysical surveys along the Contact Lake Belt.  Helicopter airborne VTEM and TFI (Total Field Magnetics) surveys were performed by Geotech Ltd. over an approximate 50 km2 region, totaling 770 line kilometers with 100 meters spacings. The airborne surveys were also accompanied by ground-based geophysical survey over the K2-J1 region, which is known to contain copper, gold, silver, cobalt and uranium mineralization. The program consisted of line cutting a ground based total field magnetic survey and a radiometric total count scintillometer survey along 100 meter spaced cut lines with 12.5 meter spaced stations covering a 3 kilometer by 1 kilometer block along the Contact Lake Belt. The VTEM airborne survey and ground based magnetic and radiometric surveys were successful in outlining 5 large strongly anomalous zones with several secondary anomalies.  These geophysical anomalies are coincident with extensive areas of outcropped and exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that includes iron-oxide, copper, gold, silver, uranium, cobalt and bismuth. The intensity and regional extent of the anomalies, and association with known alteration and mineralization strengthen the belief of Alberta Star’s exploration team headed by Dr. Hamid Mumin that the Contact Lake Belt is capable of hosting a potentially economically significant Olympic Dam IOCG style of deposit. The detailed airborne VTEM and ground based magnetic and radiometric survey results are now available on Alberta Star’s corporate website at www.alberta-star.com.

Contact Lake IOCG Project

VTEM/TFI Survey Results (Geotech Ltd. Airborne Survey, 2005)

BON 2
BON 3
COBALT 1
COBALT 2
COBALT 3
BEN 1
BEN 2
COBALT 5
COBALT 4
1
2
3
4
5
Helicopter airborne VTEM and TFI (Total Field Magnetics) surveys were performed by Geotech Ltd. over and approximate 50 km² region totaling 770 line kilometers with 100 meters spacing.
Multiple IOCG Drill Targets Identified
0
2 km
Scale:
Magnetic

- Iron-Oxide Copper Gold Silver and Uranium Ranked Drill Targets

Contact Lake IOCG Project

Total Field Magnetic Survey (Geotech Ltd. Airborne Survey, 2005)

IOCG
Drill Target
IOCG Drill Target
Mid Time Profiles
Early Time Profiles
Late Time Profiles
0
2 km
Scale

Contact Lake IOCG Project

Ground Based Total Field Magnetic and Radiometric Survey (Geotronics, 2005)

K2 Discovery Zone
Echo Bay
J1 Discovery Zone
Drill Target
Drill Target
Scale

Contact Lake Property

CONTACT LAKE “IRON OXIDE COPPER/ GOLD/ SILVER AND URANIUM PROJECT

The Contact Lake project now consists of five contiguous lease  claims located 5 km southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 miles north of the city of Yellowknife, and consists of 1801.83 hectares (4,452.37 acres). The total size of the Contact Lake project and surrounding area has now grown to over 51,473.96 acres.  The Contact Lake Project is located 5 kilometers from two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine is a former past producer of silver and high grade uranium.  The Contact Lake Mineral belt encompasses an extremely mineral rich portion of the Great Bear Magmatic Zone, as evidenced from the production records of six former past producing silver and uranium mines in the area.  The six past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Crossfault Lake Uranium Mine,  Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within Alberta Star’s land package ownership. Alberta Star is the first mineral exploration company in 75 years to successfully stake, acquire and control one entirely contiguous land package in this mineral rich region which includes six former past producing silver and uranium mines with complete historical production records in its possession. The Contact Lake Mineral Belt is approximately 15 kilometers long and is recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions located anywhere in the world. The current spot price for uranium is now $35.25 US as of Dec 12, 2005.

CONTACT LAKE-5 YEAR CLASS “A”  DRILLING PERMIT ISSUED-FULLY PERMITTED

Alberta Star has been granted a Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling on the Contact Lake Project. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the first mineral exploration company in over 8 years to receive a Class “A”-5 Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and diamond drilling. Alberta Star is fully permitted for diamond drilling in the Sahtu Dene land settlement area.

CONTACT LAKE NI 43-101 TECHNICAL REPORT COMPLETED ON THE CONTACT LAKE IRON OXIDE, COPPER, GOLD, SILVER AND URANIUM PROJECT

Alberta Star has completed and filed a comprehensive NI 43-101 report on the Contact Lake property with copper, gold, cobalt, silver and uranium mineralization identified in an iron, oxide, copper, gold (“IOCG”)setting. The report can be viewed at www.sedar.com.  The report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered from public sources, assessment files, historical information, Federal government maps, reports and assessment files. The source information of data presented in this technical report is believed to be reliable and accurate.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, and finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake project.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

ALBERTA STAR DEVELOPMENT CORP.

Suite 200 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 801-5499

NEWS RELEASE

December 15, 2005	TSX-V Trading Symbol: ASX
OTCBB Trading Symbol: ASXSF

 ALBERTA STAR DISCOVERS WIDESPREAD HIGH GRADE IRON OXIDE, COPPER, GOLD, SILVER AND URANIUM (IOCG) ASSOCIATED MINERALIZATION ON ITS CONTACT LAKE PROJECT IN THE NORTHWEST TERRITORIES

Tim Coupland, President and CEO of Alberta Star Development Corp., listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to release the Company’s assay results from a detailed summer program of regional reconnaissance and localized detailed geological mapping and sampling along its 20,517.24 hectare (51,473.96 acre) Contact Lake (IOCG) project, at Great Bear Lake, Northwest Territories.  The exploration program also included a detailed helicopter airborne VTEM and TFI (Total Field Magnetics) survey over an approximate 50 square kilometer area, totaling 770 line kilometers with 100 meter spacings. The airborne survey was accompanied by a ground based geophysical survey over the K2-J1 region which is known to contain copper, gold, silver, cobalt and uranium mineralization. The ground based geophysics consisted of line cutting, a ground based total field magnetic survey and a radiometric total count scintillometer survey along 100 meter spaced cut lines with 12.5 meter spaced stations covering a 3 kilometer by 1 kilometer  block within the Contact Lake area.  The program and results were successful in detecting several large and strongly anomalous zones that are coincident with known showings of iron-oxide copper gold type (IOCG) and related poly-metallic mineralization that includes uranium. These zones are hosted within regionally extensive IOCG-type hydrothermal alteration. The company is targeting five large strongly anomalous zones with several secondary anomalies within the intensely altered target areas at Contact Lake for detailed follow-up exploration and diamond drilling.  These geophysical anomalies are coincident with large areas of exposed IOCG associated hydrothermal alterations, as well as zones of poly-metallic mineralization that includes iron oxide, copper, gold, silver, uranium, cobalt and bismuth.  The accompanying table gives a summary of selected high-grade poly-metallic results from reconnaissance and detailed work completed this summer at Contact Lake.  The complete listing of assay results and detailed mapping is now available on Alberta Star’s website at www. alberta-star.com.

Table 1 : Summary of selected assay results from a reconnaissance mapping and sampling along the Contact Lake Mineral Belt, NWT
	Sample Location	Sample No.	Copper (%)	Gold(g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
K-2 Gossan (Alteration Zone) Continuous Chip Samples	K-2 Line 1(12 meters)	Sample 1*	0.34	0.23	1.6	1361	6	16	93
	K-2 Line 4 (8 meters)	Sample 4*	0.20	0.08	22.6	207	11	129	96
	K-2 gossan (6 meters)	203829	0.49	0.20	1.4	1102	6	13	97
K-2 Gossan	K-2 gossan	203817	2.26	0.70	5.0	2042	6	36	106
	K-2 gossan	203822	0.82	1.00	4.6	4160	4	36	30
K-2 Zone West	0460380W/7323611N	203755	5.85	2.7	12.0	7120	2	121	44
	8m 215° from 203755	203912	0.67	0.3	1.7	4120	7	19	73
J-1 Zone	0460732W/7323150N	203936	3.09	1.80	15.5	308	4	89	58
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482
Central Contact Lake Belt NE side	0463072W/7322648N	203949	1.51	<.1	1.9	25	2	42	208
K-1 Trench	0463415W/7321779N	203924	0.53	0.30	51.7	161	7	646	216
Azurite Showing	0463063W/7321267N	203927	5.07	0.30	9.3	13	2	45	73
	0463063W/7321267N	203928	3.60	<.1	11.5	14	4	62	57
Coastal Copper Showing	0463543W/7322144N	203929	18.85	1.00	88.7	27	2	330	165
Bornite Lake (South Trench)	0464525W/7319932N	158059	2.18	<.1	57.7	54	5	6	331
	0464525W/7319932N	158060	2.27	<.1	48.9	63	7	3	768
Contact Lake Mine (East Trench)	0464459W/7319272N	158067	9.44	<.1	21.9	66	3	50	359
Contact Lake Mine Site (Crushed Rock)	Old shaft	203901	>1.00	0.4	950	2869	0.82%	3.42%	167
Birchtree Zone	0466529W/7320512N	203762	0.85	0.90	1.2	206	8	7	33
Magnetite Zone	0466766W/7317816N	203948	0.45	<.1	21.7	254	0	5	1035
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	6	1338	153
South Contact East Showing	0467027W/7317497N	203837	0.23	<.1	12.8	47	1472	23	296
South Contact Lake area	0465557W/7318541N	203789	0.53	<.1	4.9	25	21	12	7008

Notes:

1 - Sampling was part of a reconnaissance and detailed mapping program carried out during June, July and August of 2005. Detailed mapping was conducted only over part of the K-2 alteration area.

2 - All are selected grab samples of mineralized rock unless otherwise indicated. Continuous chip sampling was conducted only over parts of the K-2 gossan.

3 - Location of the mineralized zones is indicated on the accompanying map. Geological alteration, and structural interpretations are being compiled for the Contact Lake Belt and will be released when complete.

* K-2 Sample 1 ( 158005, 158006, 158205, 158206, 158207, 158208 ) * K-2 Sample 4 ( 160908, 160909, 160910, 158217 )
Metal values as at today’s market price. Gold $505.20 US per ounce, Copper $2.03 per pound, Silver $8.36 US per ounce, and Uranium $35.25 US per pound as of Dec 14, 2005.

Dr. Hamid Mumin, Ph.D., P. Eng., Associate Professor of Geology at Brandon University, is the senior consulting geologist for the Contact Lake Iron oxide, copper, gold, silver and uranium project.  He has many years of experience in mineral exploration and development, and will provide strategic expertise in planning ongoing property exploration and diamond drilling.

GOLD MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected gold assay results from detailed reconnaissance along the Contact Lake Mineral belt, NWT, included the following gold sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482

J-1 Zone	0460732W/7323150N	203936	3.09	1.80	15.5	308	4	89	58

K-2 Gossan	K-2 gossan	203817	2.26	0.70	5.0	2042	6	36	106
	K-2 gossan	203822	0.82	1.00	4.6	4160	4	36	30

HIGH GRADE SILVER MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade silver assay results from detailed reconnaissance along the Contact Lake Mineral belt, NWT, included the following silver sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482

Bornite Lake (South Trench)	0464525W/7319932N	158059	2.18	<.1	57.7	54	5	6	331
	0464525W/7319932N	158060	2.27	<.1	48.9	63	7	3	768

South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	6	1338	153

Contact Lake Mine Site (Crushed Rock)	Old shaft	203901	>1.00	0.4	950	2869	0.82%	3.42%	167

HIGH GRADE COPPER MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade copper assay results from detailed reconnaissance along the Contact Lake Mineral belt, NWT, included the following copper sample results:

	Sample Location	Sample No.	Copper (%)	Gold (g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	6	1338	153

Coastal Copper Showing	0463543W/7322144N	203929	18.85	1.00	88.7	27	2	330	165

Thompson Showing	0458894W/7318716N	158055	5.45	6.20	104.6	1065	1301	3016	508
	0458886W/7318709N	203845	31.32	0.20	437.0	150	2	10	541
	Crushed rock pile giving 15,000 cps (TC1) on scintillometer	203914	1.75	3.4	81.4	6330	3651	2013	482

 HIGH GRADE COBALT MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade cobalt assay results from detailed reconnaissance along the Contact Lake Mineral belt, NWT, included the following cobalt sample results:

	Sample Location	Sample No.	Copper (%)	Gold(g/t)	Silver (g/t)	Cobalt (%)	Uranium (ppm)	Bismuth (ppm)	Zinc (ppm)
K-2 Zone West	0460380W/7323611N	203755	5.85	2.7	12.0	0.71	2	121	44
	8m 215° from 203755	203912	0.67	0.3	1.7	0.41	7	19	73

HIGH GRADE URANIUM MINERALIZATION DISCOVERED AND CONFIRMED AT CONTACT LAKE

Alberta Star’s summary of selected high grade uranium assay results from detailed reconnaissance along the Contact Lake Mineral belt, NWT, included the following uranium sample results:

Contact Lake Mine Site (Crushed Rock)Old shaft

	Sample Location	Sample No.	Copper (%)	Gold(g/t)	Silver (g/t)	Cobalt (ppm)	Uranium (%)	Bismuth (ppm)	Zinc (ppm)
South Contact Showing	0466247W/7317385N	203777	2.61	<.1	22.4	1872	0.92%	2534	111
	0466271W/7317378N	203835	32.34	0.20	273.0	1202	Tr	1338	153
		203901	>1.00	0.4	>200	2869	0.82%	>4000	167

Selected High Grade Surface Sampling Results
Teapot Lake
K2 Zone
Echo Bay
2.26 / 5 / 2042 / 6
0.2 / 22.63 / 207 / 11
5.85 / 12 / 7120 / 1.9
0.34 / 1.62 / 1361 / 6
0.67 / 1.7 / 4120 / 7
0.49 / 1.4 / 1102 / 5.9
0.82 / 4.6 / 4160 / 4
1.51 / 1.9 / 25 / 1.9
3.09 / 15.5 / 308 / 3.9
J -1 Zone
3.6 / 11.5 / 14 / 3.5
Bornite lake
CL Mine
2.27 / 48.9 / 63 / 7.2
31.32 / 437 / 150 / 1.8
>1.00 / >200 / 2869 / >4000
1.75 / 81.4 / 6330 / 3651
Magnetite Zone
0.45 / 21.7 / 254 / 0.4
Thompson Showing
0.22 / 12.8 / 47 / 1472
2.61 / 22.4 / 1872 / >4000
32.34 / 273 / 1202 / 5.6
kilometres
Cu(%) / Ag (g/t) / Co(ppm) / U(ppm) / Bi (ppm) / Zn (ppm)

ASSAY SAMPLING METHODOLOGY-URANIUM ANALYSIS

All rock samples in this report were carefully bagged and sealed by Dr. H. Mumin and supervised company personnel and were then transported directly by plane to Acme Analytical Laboratories Ltd. in Yellowknife and Vancouver, a registered analytical lab, for analysis by ICP-MS and ICP-FA techniques. The company then shipped 40 sample pulps to ACTLABS in Ancaster, Ontario for check analyses of the uranium results.  Actlabs Laboratories Ltd is licensed by the Canadian Nuclear Safety Commission (CNSC).

CONTACT LAKE “IRON OXIDE COPPER/ GOLD/ SILVER URANIUM PROJECT”

The Contact Lake claim block now consists of  20,517.24 hectares (51,473.96 acres) located 7 kilometers southeast of Port Radium on the east side of Great Bear Lake Northwest Territories and 423 kilometers north of the city of Yellowknife. The Contact Lake project is located 5 kilometers from two past producing copper-silver-uranium-cobalt-nickel mines; the Echo Bay Mine produced 23,779,178 ounces of silver and the Eldorado Uranium Mine produced 15 million pounds of uranium and 8 million ounces of silver. The Contact Lake Mine situated on the Company’s property is a former past producer of high-grade silver and uranium. The Contact Lake claim block and surrounding area exhibit extensive IOCG style hydrothermal alteration, including large mineralized gossans that exceed one kilometer in lateral extent. This area has not been properly explored using advanced 21st century geophysical exploration techniques and incorporating the newly developed IOCG-epithermal deposit model. The Contact Lake Mineral Belt is approximately 15 kilometers long and 5 kilometers wide.

    Alberta Star’s President and CEO, Tim Coupland, commented that, “Alberta Star has now confirmed the presence of high grade copper, gold, silver, cobalt, nickel, bismuth mineralization including uranium that are coincident with large airborne geophysical anomalies that have never been properly sampled and systematically drill tested. We are also very excited about the widespread presence of gold within the sampled areas at Contact Lake.”

    Alberta Star remains the only mineral exploration company that has successfully completed the rigorous permitting process for diamond drilling and exploration in this Sahtu Dene Land settlement area.  Alberta Star completed its drill permitting while simultaneously acquiring a large strategic land package of advanced stage poly-metallic projects in one of Canada’s historically important iron oxide, copper, gold, silver cobalt and uranium mineral districts prior to the rapid rise of base and precious metals prices including gold and more specifically uranium metal prices.

CONTACT LAKE FIVE YEAR CLASS “A”  DRILLING PERMIT ISSUED-FULLY PERMITTED

Alberta Star has been granted a Sahtu Land & Water Board Class “A” Land Use Permit for diamond drilling at Contact Lake. The diamond drilling permit is valid until August 24, 2010. Alberta Star is the very first mineral exploration company in over eight years to receive a Class “A”- Five Year drill permit in the Great Bear Lake Sahtu Dene Land settlement area for mineral exploration and drilling, and is now fully permitted for diamond drilling in the Sahtu Dene land settlement area. Alberta Star is the very first Canadian mineral exploration company in over 75 years to successfully control an entirely contiguous land package from the northwestern extension of Eldorado Uranium Mine to the southeastern extension of Contact Lake Belt.

CONTACT LAKE NI 43-101 TECHNICAL REPORT COMPLETED ON THE CONTACT LAKE IRON OXIDE, COPPER, GOLD, SILVER AND URANIUM PROJECT

Alberta Star has completed and filed a comprehensive NI 43-101 report on the Contact Lake property with copper, gold, cobalt, silver and uranium mineralization identified in an iron, oxide, copper, gold (“IOCG”) setting. The report can be viewed at www.sedar.com.  The report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered form public sources, assessment files, historical information, Federal government maps, reports and assessment files. The source information of data presented in this technical report is believed to be reliable and accurate.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage exploration projects in Canada. Alberta Star is focused in the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s in-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Contact Lake Project.

These results have been prepared under the guidance of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Lt and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This News Release includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk.  The following are important factors that could cause Alberta Star’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.